UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Brenmiller Energy Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.02 per share
(Title of Class of Securities)

M2R43K115
(CUSIP Number)

Avraham Brenmiller

c/o Brenmiller Energy Ltd.

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

Tel: +972-77-693-5140

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M2R43K115	13D	Page 2 of 5 Pages

1.	Names of reporting persons Avraham Brenmiller
2.	Check the appropriate box if a member of group (See Instructions)	(a) ☐
(b) ☐

3.	SEC use only

4.	Source of funds (See Instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	Citizenship or place of organization Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 6,636,192
	8.	Shared voting power None
	9.	Sole dispositive power 6,636,192
	10.	Shared dispositive power None

11.	Aggregate amount beneficially owned by each reporting person 6,636,192
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in row (11) 37.42%(1)
14.	Type of reporting person (See Instructions) IN

(1) Based on 17,730,410 Ordinary Shares that the Issuer has advised the Reporting Person were issued and outstanding as of February 16, 2023.

CUSIP No. M2R43K115	13D	Page 3 of 5 Pages

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D initially filed with the U.S. Securities and Exchange Commission on July 7, 2022 (the “Original Schedule 13D”) by Avraham Brenmiller (the “Reporting Person”) and relates to the ordinary shares, par value NIS 0.02 per share (the “Ordinary Shares”), of Brenmiller Energy Ltd., an Israeli company (the “Issuer”). Except as otherwise specified in this Amendment No. 1, all items in the Original Schedule 13D are unchanged and each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Original Schedule 13D.

The principal executive offices of the Issuer are located at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the Ordinary Shares in the Offering held by him directly using his personal funds. The securities issued to the Reporting Person on February 5, 2023, as described in Item 4, were issued as equity in recompense for unpaid salaries due and owing to the Reporting Person as the Chief Executive Officer of the Issuer.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated as follows:

On February 16, 2023, the Issuer completed a private placement offering of an aggregate of 2,338,264 units of the Issuer, comprised of 2,338,264 Ordinary Shares and 2,338,264 warrants to purchase Ordinary Shares (the “Offering”). The Reporting Person participated in the Offering, purchasing 645,028 units, comprised of Ordinary Shares of the Issuer and 645,028 associated warrants at a price of NIS 5.33 ($1.55) per unit, for a total consideration of NIS 3,438,000 (approximately $1,000,000).

On November 17, 2022 and November 23, 2022, the Issuer’s Compensation Committee and the Board of Directors, respectively, approved and voted to recommend that the Issuer’s shareholders approve the conversion of certain salary payments due and owing to the Reporting Person into equity under the same terms as the Offering. Accordingly, following shareholder approval on January 24, 2023, on February 5, 2023, the Issuer issued the Reporting Person 148,217 units consisting of 148,217 Ordinary Shares and 148,217 associated warrants, at a price of NIS 5.33 (approximately $1.55) per each issued unit. Each warrant is exercisable into one Ordinary Share, subject to payment of an exercise price of NIS 6.13 (approximately $1.78) per warrant and has a term of two years from the issuance date.

CUSIP No. M2R43K115	13D	Page 4 of 5 Pages

Although the Reporting Person has no present intention to do so, he may make purchases of Ordinary Shares or other securities of the Issuer from time to time, in the open market or in private transactions depending on his analysis of the Issuer's business, prospects and financial condition, the market for such securities, other investment and business opportunities available to him, general economic and stock market conditions, proposals from time to time sought by or presented to him and other factors. The Reporting Person intends to closely monitor his investments and may from time to time take advantage of opportunities presented to him. The Reporting Person may in the future also formulate plans or proposals regarding the Issuer, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Depending upon the Reporting Person’s continuing review of his investments and various other factors, including those mentioned above, the Reporting Person may (subject to any applicable securities laws and lock-up arrangements) decide to sell all or any part of the Ordinary Shares or other securities owned by him from time to time, although he has no current plans to do so. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D, other than receipt of additional Ordinary Shares or other securities of the Issuer that may be granted as part of his compensation as Chief Executive Officer of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a) The Reporting Person may be deemed to beneficially own 6,636,192 Ordinary Shares of the Issuer, which constitute 37.42% of the outstanding Ordinary Shares of the Issuer.

(b) The Reporting Person has sole voting and dispositive power of 6,636,192 Ordinary Shares of the Issuer.

(c) The Reporting Person purchased an aggregate of 645,028 units of the Issuer, comprised of 645,028 Ordinary Shares of the Issuer and 645,028 associated warrants at a price of NIS 5.33 ($1.55) per unit for a total consideration of $1,000,000, on February 16, 2023. Following shareholder approval on January 24, 2023, the Reporting person was issued an aggregate of 148,217 units of the Issuer, comprised of 148,217 Ordinary Shares of the Issuer and 148,217 associated warrants in recompense for unpaid salaries.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported above in this Item 5 and held directly by the Reporting Person.

(e) Not applicable.

CUSIP No. M2R43K115	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2023

By:	/s/ Avraham Brenmiller
Avraham Brenmiller